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           [LETTERHEAD OF NICHOLAS-APPLEGATE FUND, INC. APPEARS HERE]

                              Gateway Center Three
                            Newark, New Jersey 07102

March 7, 1997

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Nicholas-Applegate Fund, Inc. (CIK 0000810212)
        Request for Withdrawal of Amendment to Registration Statement on Form N-1A Registration No. 33-38461

Ladies and Gentlemen;

Pursuant to Rule 477(a) under the Securities Act of 1933, we hereby request the withdrawal of Post-Effective Amendment No. 12 to Form N-1A for Nicholas-Applegate Fund, Inc. under the File No. 33-38461 (EDGAR submission type 485BPOS) accepted by the by the Securities and Exchange Commission on March 4, 1997 (Accession Number 0000950109-97-001904). We would like this amendment to be withdrawn from the Securities and Exchange Commission's database because the document as filed on March 4, 1997 was incomplete.

Sincerely,

/s/ Deborah A. Docs
Deborah A. Docs
Assistant Secretary